Exhibit 99-1

Directors

Directors Whose Terms Expire In 2004

Kenneth M. Jasinski  (55) Executive Vice President and Chief Financial Officer of Energy East, Albany, NY and Portland, ME. Mr. Jasinski was Executive Vice President, General Counsel and Secretary of Energy East from August 2000 to February 2002, Executive Vice President and General Counsel of Energy East from April 1999 to August 2000, Senior Vice President and General Counsel of Energy East from April 1998 to April 1999, Executive Vice President of the company from April 1998 to April 1999. Director since April 1999.(1)

James P. Laurito  (47) President of the company, Ithaca, NY. Mr. Laurito is also President of RGS Energy Group, Inc., and Rochester Gas and Electric Corporation, both in Rochester, NY. Mr. Laurito was President and Chief Operating Officer of Connecticut Natural Gas Corporation and The Southern Connecticut Gas Company from October 2000 to May 2003, President of TEN Companies, Inc., January 1999 to October 2000, and Vice President, Business Development of TEN Companies, Inc. prior to January 1999. Director since May 2003.(1)

Wesley W. von Schack  (59) Chairman, President and Chief Executive Officer of Energy East, Albany, NY and Portland, ME. Director of: Energy East, Albany, NY and Portland, ME; Mellon Financial Corporation and Mellon Bank, N.A., Pittsburgh, PA; and AEGIS Insurance Services, Inc., Jersey City, NJ. Trustee of the American Gas Foundation, Washington, DC. Mr. von Schack was Chairman, President and Chief Executive Officer of the company from September 1996 to April 1999. Director since September 1996.(1)

Denis E. Wickham  (55) Executive Vice President and Chief Operating Officer of the company, Ithaca, NY. Mr. Wickham is also Executive Vice President and Chief Operating Officer of Rochester Gas and Electric Corporation, Rochester, NY. Mr. Wickham was Senior Vice President, Transmission and Energy Supply of Energy East Management Corporation from October 2000 to July 2003 and Senior Vice President, Energy Operating Services of the company from June 1998 to October 2000. Director since July 2003.(1)
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(1)   None of the directors receive compensation for serving as directors of the company because they are officers of Energy East or certain of its subsidiaries.

Section 16(a) Beneficial Ownership Reporting Compliance

     The Company believes that during 2003 all filing requirements under Section 16 (a) of the Securities Exchange Act of 1934 were satisfied by its directors and executive officers.

Executive Compensation

     The following sets forth certain information relating to cash and noncash compensation for each of the last three fiscal years for Mr. Laurito and the next four highest compensated officers of the company and for Mr. Tedesco who is no longer employed by the company, but served as an executive officer of the company in 2003. The following also sets forth certain information relating to benefits and to change in control arrangements for the company's officers. All amounts presented are aggregate compensation from the company and its affiliates. When an officer of the company is also an officer of one or more of the company's affiliates, the expense for such compensation is allocated based on the time that the officer devotes to the respective companies.
Summary Compensation Table
		Annual Compensation		Long-Term Compensation
				Awards		Payouts
Name and Principal Position	Year	Salary	Bonus	Restricted Stock	Options/ SARs (#)	Long-Term Incentive Plan	All Other Compensation(1)

James P. Laurito President	2003 2002 2001	$316,669 243,500 250,000	$211,502 727,868 0	$115,200 0 0	20,000 50,000 50,000	$ 0 0 0	$110,675 11,000 10,500
Denis E. Wickham Executive Vice President and Chief Operating Officer	2003 2002 2001	275,000 250,000 250,000	181,286 275,000 97,698	115,200 0 0	20,000 70,000 70,000	0 0 65,117	2,745 2,745 2,745
Michael H. Conroy Vice President	2003 2002 2001	155,004 120,000 114,375	70,250 63,800 17,053	63,360 0 0	0 28,500 20,000	0 0 0	21,399 7,339 4,575
Michael D. Eastman Vice President	2003 2002 2001	152,500 140,000 140,000	67,656 98,000 39,789	63,360 0 0	0 46,000 40,000	0 0 0	2,580 2,580 2,100
Teresa M. Turner Vice President	2003 2002 2001	160,417 155,000 150,000	53,734 85,800 50,447	63,360 0 0	0 40,000 40,000	0 0 35,323	2,250 2,250 2,250
Ralph R. Tedesco (2) President and Chief Operating Officer	2003 2002 2001	100,000 300,000 300,000	0 210,000 175,984	115,200 0 0	20,000 65,000 83,000	0 0 78,840	1,496,310 2,930 2,730

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(1)  In 2003, the company contributed for Messrs. Laurito, Wickham, Conroy, Eastman, Ms. Turner and Mr. Tedesco $8,917, $2,505, $4,263, $2,100, $2,250 and $1,250, respectively, under a tax deferred savings plan (401(k) Plan). The company contributed $240 for Mr. Wickham, $480 for Mr. Eastman and $60 for Mr. Tedesco under the Employees' Stock Purchase Plan. The company made a payment for Mr. Laurito of $27,287 for financial planning services. Messrs. Laurito and Conroy received payments of $74,471 and $17,136, respectively, as part of the services under the company's relocation program. Mr. Tedesco received a payment of $1,495,000 pertaining to an agreement he had with the company regarding his termination of employment with the company.

(2)  Effective May 1, 2003, Mr. Tedesco was no longer employed by the company.

Options/SAR Grants in Last Fiscal Year (2003)
Individual Grants

Name	Number of Securities Underlying Options/SARs Granted(#)(1)	Percentage of Total Options/SARs Granted to Employees In Fiscal Year	Exercise or Base Price($/Sh)	Expiration Date	Grant Date Present Value(2)

James P. Laurito	20,000	3.13%	$19.1000	02/12/13	$60,200
Denis E. Wickham	20,000	3.13%	$19.1000	02/12/13	60,200
Ralph R. Tedesco	20,000	3.13%	$19.1000	02/12/13	60,200

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(1)  Pursuant to the Energy East 2000 Stock Option Plan, participants were granted options to purchase a specified number of Energy East shares at specified exercise prices. These options were granted in tandem with stock appreciation rights and are for a term of ten years from the date of grant. The exercise price of an option or tandem stock appreciation right may not be less than 100% of the closing price of an Energy East share determined on the last trading date before such option and tandem stock appreciation right are granted. The exercise of an option or a tandem stock appreciation right will result in a corresponding cancellation of the related stock appreciation right or option to the extent of the number of shares of Energy East as to which the option or the stock appreciation right was exercised. Replacement options are granted to participants at the time of an exercise of an option to the extent that all or any portion of the option exercise price or taxes incurred in connection with the exercise of the option are paid for by using other Energy East shares or by the withholding of Energy East shares. The replacement option is granted for the number of shares the participant tenders to pay the exercise price or taxes incurred. Replacement options will first be exercisable no earlier than six months from the date of their grant and will have an expiration date equal to the expiration date of the original option. The options are transferable to family members and certain entities under certain circumstances. The options and tandem stock appreciation rights were granted on February 12, 2003 and are exercisable in three installments regarding the original number of options granted as follows: (a) in aggregate as to no more than 33 1/3% on their grant date, February 12, 2003; (b) in aggregate as to no more than 66 2/3% on January 1, 2004; and (c) on January 1, 2005 as to 100% of all options which have not been previously exercised.

(2)  There is no assurance the value realized will be at or near the value based on the Black-Scholes option-pricing model. The actual value, if any, will depend on the excess of the stock price over the exercise price on the date the option is exercised. In determining the "Grant Date Present Value," the following common assumptions were used: stock price volatility, 23.62%; risk-free interest rate, 3.71%; dividend yield, 4.58%; and an expected term before exercise of 6.75 years.

Aggregated Option/SAR Exercises in Last Fiscal Year (2003) and Fiscal Year-end Option/SAR Values
			Number of Shares Underlying Unexercised Options/SARs at Fiscal Year-End(#)

Name	Shares Acquired on Exercise(#)	Value Realized(1)	Exercisable	Unexercisable

James P. Laurito	0	$0	89,999	30,001
Denis E. Wickham	0	0	287,332	36,668
Michael H. Conroy	0	0	36,499	12,001
Michael D. Eastman	0	0	68,998	17,002
Teresa M. Turner	0	0	210,998	17,002
Ralph R. Tedesco	141,000	308,800	0	0

	Value of Unexercised In-the-Money Options/SARs at Fiscal Year-End(2)

Name	Exercisable	Unexercisable

James P. Laurito	$266,414	$ 90,336
Denis E. Wickham	586,866	108,871
Michael H. Conroy	117,107	24,368
Michael D. Eastman	230,214	40,986
Teresa M. Turner	690,347	40,903
Ralph R. Tedesco	0	0

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(1)  The "Value Realized" is equal to the difference between the option exercise price and the closing price of an Energy East share on the New York Stock Exchange on the date of exercise.

(2)  The "Value of Unexercised In-the-Money Options/SARs at Fiscal Year-End" is equal to the difference between the option exercise price and the closing price of $22.40 per Energy East share on the New York Stock Exchange on December 31, 2003.

Pension Plan

     Certain officers of NYSEG also serve in the same positions with RG&E. NYSEG and RG&E are both subsidiaries of Energy East. When an officer of the company is also an officer of one or more of the company's affiliates, the expense for benefits is allocated based on the time that the officer devotes to the respective companies.

     The following table sets forth the maximum retirement benefits payable to officers who retire at age 60 or later, in specified compensation and years of service classifications, pursuant to the Retirement Benefit Plan and the Supplemental Executive Retirement Plan ("SERP") of the company, as they presently exist, and assuming no optional payment form is elected. The amounts listed below reflect the deduction for Social Security benefits. There are no other offset amounts.
Average Annual Salary*
	Years of Service

	10	20	30	40**

$400,000	$171,900	$213,900	$255,900	$297,900
350,000	148,300	185,100	221,800	258,600
300,000	124,700	156,200	187,700	219,200
250,000	101,100	127,300	153,600	179,800
200,000	77,400	98,400	119,400	140,400
150,000	53,800	69,600	85,300	101,100

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*  Average of the salaries (including amounts listed under "Bonus" in the Summary Compensation Table, and not including other amounts listed under "Long-Term Compensation Awards, Restricted Stock and Options/SARS," "Payouts Long-Term Incentive Plan," and "All Other Compensation" in the Summary Compensation Table) for the five highest paid consecutive years during the last ten years of employment service. The average of the highest three years of salary within the last ten years of employment for the company's SERP was assumed to be 5% higher than each salary shown.

**  Maximum years of employment service for the Retirement Benefit Plan and for the company's SERP purposes.

     The Retirement Benefit Plan provides retirement benefits for hourly and salaried employees, including officers of the company, based on length of service and the average of salary for the five highest paid consecutive years during the last ten years of employment service. The Retirement Benefit Plan is non-contributory and is funded under a trust arrangement and an insurance contract. Amounts paid into the Retirement Benefit Plan are computed on an actuarial basis. The Retirement Benefit Plan provides for normal and early retirement benefits.

     The company's SERP provides that all salaried employees, including officers of the company, shall receive the full benefits of the Retirement Benefit Plan without regard to any limitations imposed by the federal tax law and by including certain amounts deferred under the Deferred Compensation Plan for Salaried Employees. In addition, it provides that officers and certain other key employees of the company, who have at least ten years of service, who have served in key capacities for at least five years and who retire at age 60 or later, shall receive a total retirement benefit (including benefits under the Retirement Benefit Plan and Social Security), based on years of service, of up to 75% of the average of their highest three years of eligible compensation within the last ten years of employment.

     Messrs. Laurito and Conroy participate in a non-contributory, tax qualified, defined benefit pension plan known as the RG&E Retirement Plan and they do not participate in the NYSEG Retirement Benefit Plan and in the NYSEG SERP discussed above. The benefit provided by the RG&E Retirement Plan is based upon one of the two following formulas depending on age and service at retirement:

          > a pension equity plan formula; or
          > final average pay (highest 36 month average of the last 120 months prior to retirement).

     The pension equity plan formula was introduced effective July 1, 1999. Employees whose age and service equaled 75 or who were age 55 with 10 years of service on December 31, 1999 receive the most valuable of these two formulas. All other employees' benefits will be based on the pension equity plan formula only. The pension equity plan provides a lump sum payment option as well as monthly annuity options.

     The table below may be used to calculate the approximate annual benefits payable as a straight-life annuity to executive officers at normal retirement age (65) under these plans in specified remuneration and years-of-service classifications.
Average Annual Salary*
	Years of Service

	10	20	30	40

$550,000	$91,000	$182,000	$347,000	$402,000
500,000	83,000	165,000	315,000	365,000
450,000	74,000	148,000	283,000	327,000
400,000	65,000	131,000	252,000	288,000
350,000	57,000	114,000	220,000	249,000
300,000	48,000	97,000	188,000	211,000
250,000	40,000	79,000	156,000	172,000
200,000	31,000	62,000	123,000	133,000
150,000	23,000	45,000	87,000	94,000

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*  Average annual salary includes base pay (three highest consecutive years) during the last ten years before retirement. The amounts shown in the salary column in the Summary Compensation Table constitute qualifying compensation under the plans.

     Messrs. Laurito and Wickham participate in the Energy East SERP. The following table sets forth the maximum retirement benefits payable to executive officers who retire at age 60 or later, in specified compensation and years of service classifications, pursuant to the Retirement Benefit Plan and the SERP of Energy East as they presently exist, and assuming no optional payment form is selected. The amounts listed below reflect the deduction for Social Security benefits. There are no other offset amounts.
Average Annual Salary*
	Years of Service

	10	20	30	40

$800,000	$222,900	$390,900	$486,900	$582,900
700,000	192,900	339,900	423,900	507,900
600,000	162,900	288,900	360,900	432,900

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*   Average of the salaries (including amounts listed under "Bonus" in the Summary Compensation Table, and not including other amounts listed under "Long-Term Compensation Awards, Restricted Stock and Options/SARs," "Payouts Long-Term Incentive Plan," and "All Other Compensation" in the Summary Compensation Table) for the highest three consecutive years of salary within the last five years of employment for the Energy East SERP was assumed to be 5% higher than each salary shown.

**   Maximum years of employment service for Energy East SERP purposes.

     The Energy East SERP provides that key employees, including certain executive officers of Energy East and certain subsidiaries, who have completed five years of service and who terminate employment prior to becoming eligible for the SERP benefit described in the next sentence, shall receive the full benefits of the Retirement Benefit Plan without regard to any limitations imposed by the federal tax law. Participants who have at least five years of service, and who retire at age 55 or later, shall receive a total retirement benefit (including benefits under the Retirement Benefit Plan and Social Security), based on years of service, of up to 75% of the average of their highest three consecutive years of eligible compensation within the last five years of employment. Benefits payable prior to age 60 are reduced for early retirement.

     Messrs. Laurito, Wickham, Conroy, Eastman, and Ms. Turner have 6, 32, 24, 23, and 28 credited years of service, respectively, under the applicable Retirement Benefit Plan and applicable SERP. For purposes of the company's Retirement Benefit Plan and the company's SERP, Mr. Eastman is credited with his years of service for his employment with the company prior to November 1999 and from November 2000 through the present.

Employment, Change In Control and Other Arrangements

     Mr. Wickham has a severance agreement in order to provide for certain payments if, generally, within two years following a change in control of Energy East, his employment is terminated either by the company without cause or by him for good reason. The severance agreement has a term ending on December 31, 2005, with automatic one-year extensions unless either party to the agreement gives notice that the agreement is not to be extended. The agreement was unanimously approved by the Board of Directors. The benefits consist of a lump-sum severance payment equal to two and one-half times the sum of (i) his then-annual base salary, and (ii) the higher of any award paid to the him under the Annual Executive Incentive Plan ("AEIP") with respect to the year immediately preceding the year in which the termination occurs or the average of the AEIP awards paid to him in the three years preceding the year in which the change in control occurs. In the event of such termination, his life, disability, accident and health insurance benefits will continue for a period of 30 months and he will receive an amount equal to all earned but unpaid awards under the AEIP and a pro rata portion of any award under the AEIP with respect to the year in which the termination occurs, provided, however, that there shall be no duplication of payments made pursuant to his agreement and the AEIP. Also, in the event of such termination, he will be given additional age and service credit under the Energy East SERP. In the event that any payments made on account of a change in control of Energy East, whether under the agreement or otherwise, would subject him to federal excise tax or interest or penalties with respect to such federal excise tax, he will be entitled to be made whole for the payment of any such taxes, interest or penalties. Messrs. Laurito, Wickham, and Eastman and Ms. Turner each have entered into an Employee Invention and Confidentiality Agreement. The agreement provides for, among other things, payments (up to one year's salary) and certain health insurance premiums in the event that their employment is terminated whether voluntarily or involuntarily, and the noncompetition provisions of the agreement prevent them from obtaining other appropriate employment, so long as they are not entitled to receive payments under a severance agreement.

     Mr. Eastman and Ms. Turner have severance agreements which provide the same benefits as the severance agreement described in the immediately preceding paragraph, except that the lump-sum severance payment described therein for them shall be calculated by using a multiple of two times. The insurance benefits shall continue for a period of 24 months and they will be given additional age and service credit under the company's SERP.

     In the event of a change in control of Energy East, participants in the AEIP will be paid an amount which includes all earned but unpaid awards, a pro rata portion of any award with respect to the year in which such change in control occurs and, if the Plan continues in effect for the remainder of the performance period, an additional payment at the end of the year in which such change in control occurs to the extent that the award earned under the normal terms of the AEIP exceeds the amount paid upon such change in control.

     After a change in control of Energy East, officers and certain key employees of Energy East and certain subsidiaries with 5 or more years of service who qualify, and whose employment is terminated at age 55 or later, other than for cause, shall receive a total retirement benefit as determined under the applicable SERP. The Energy East SERP provides that, in the case of a change in control, a participant with 5 or more years of service may receive the present value of any SERP benefits in a lump sum, if the participant has so elected upon commencement of participation.

     The Compensation and Management Succession Committee of the Board of Directors of Energy East in its discretion may take certain actions in order to preserve, in the event of a change in control of Energy East, a participant's rights under an award issued pursuant to the 1997 Stock Option Plan, the 2000 Stock Option Plan or the Restricted Stock Plan.

     Grantor trusts have been established to provide for the payment of certain employee and director benefits, including severance benefits that might become payable after a change in control of Energy East.

Security Ownership of Management

     The following table indicates the number of shares of Energy East common stock, and Energy East common stock equivalent units beneficially owned as of February 13, 2004, by each director, each of the officers named in the Summary Compensation Table included elsewhere herein, and by the 11 current directors and officers as a group and the percent of the outstanding securities so owned.

Name	Energy East Common Stock Beneficially Owned (1)	Energy East Common Stock Equivalent Units	Total Energy East Common Stock and Energy East Common Stock Equivalent Units	Percent of Class

Michael H. Conroy	39,382	0	39,382	(3)
Michael D. Eastman	93,849	0	93,849	(3)
Kenneth M. Jasinski	426,900	0	426,900	(3)
James P. Laurito	58,185	1,130	59,315	(3)
Teresa M. Turner	237,938	0	237,938	(3)
Wesley W. von Schack	1,619,574	0	1,619,574	1.1%
Denis E. Wickham	208,380	0	208,380	(3)
11 current directors and officers as a group	2,732,945(2)	1,130	2,734,076	1.9%

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(1) Includes shares of Energy East common stock that may be acquired through the exercise of stock options, which are exercisable currently. The number of shares that may be acquired and by whom are as follows: Mr. Conroy, 31,000; Mr. Eastman, 84,333; Mr. Jasinski, 376,500; Mr. Laurito, 49,999; Ms. Turner, 226,333; Mr. von Schack, 1,420,000; Mr. Wickham, 183,999; and all current directors and officers as a group, 2,732,497.

(2) Includes 665 shares of Energy East common stock held by an officer as nominee for the Employees' Stock Purchase Plan.

(3) Less than 1% of the outstanding Energy East common stock.

Code of Ethics

     All of the company's directors and employees, including its principal executive, financial and accounting officers are subject to the Energy East Code of Conduct. The Energy East Code of Conduct is available on Energy East's website: www.energyeast.com.

Audit Fees

     Aggregate fees billed to or allocated to the company by Energy East as part of its consolidated audits for each of the last two fiscal years for professional services rendered for the audit of the company's annual financial statements and the reviews of the financial statements included in the company's Forms 10-Q for the year 2003 were $329,905 and for the year 2002 were $275,705.

Audit-Related Fees

     Aggregate fees billed to or allocated to the company by Energy East for each of the last two fiscal years for assurance and related services related to the performance of the audit of the company's annual financial statements and the reviews of the financial statements included in the company's Forms 10-Q for the year 2003 were $11,856 and for the year 2002 were $24,000, consisting of the following:
	2003 Fees	2002 Fees

Benefit Plan Audits	$11,856	$24,000

Tax Fees

     Aggregate fees billed to or allocated to the company by Energy East for each of the last two fiscal years for professional tax services rendered for the year 2003 were $3,500 and for the year 2002 were $54,148, consisting of the following:
	2003 Fees	2002 Fees

Tax Compliance and Refunds	$3,500	$ -
Tax Planning and Advice	-	54,148

All Other Fees

     The company did not engage PricewaterhouseCoopers to provide any other services during 2003.

Audit Committee

     The Audit Committee of Energy East, which serves as the Audit Committee for the Company, has not adopted preapproval policies or procedures. In addition, none of the services described above were approved under the "de minimis" service exception. Further information regarding Energy East's Audit Committee will be set forth in Energy East's proxy statement to be filed with the Securities and Exchange Commission on or before April 29, 2004.